U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                   (AMENDMENT NO. 3)


                                    WSN GROUP, INC.
                                   (Name of Issuer)

                                     COMMON STOCK
                           (Title of Class of Securities)

                                     92933N-10-8
                                   (CUSIP Number)

                                John J. Anton, President
                                    WSN Group, Inc.
                                    P.O. Box 14127
                              Palm Desert, California 92255
      (Name, Address and Telephone Number of Person Authorized to Receive
                              Notices and Communications)

                                    May 13, 2002
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Lanette B. Faulkner

2. Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3. SEC Use Only:

4. Source of Funds (See Instructions):
    OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 4,390,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 4,390,000

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 4,390,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11):  7.26% (as of
May 13, 2002)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

WSN Group, Inc.
Common Stock, $0.001 par value
P.O. Box 14127
Palm Desert, California 92255

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name: Lanette B. Faulkner.

(b)  Business address: 27127 Calle Arroyo, Suite 1923, San Juan
Capistrano, California 92675

(c)  Occupation: None.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)  Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

3,600,000 shares were issued pursuant to the terms of attorney-client contract dated in April 2002 between Brian F. Faulkner, A Professional Law Corporation, and the Issuer; another 800,000 shares were previously issued pursuant to an attorney-client contract dated in November 2001. Mr. Faulkner has determined to have the shares issued in the name of Lanette B. Faulkner.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 4,390,000 shares owned by Lanette B. Faulkner. This amount represents, as of May 13, 2002, 18.05% of the outstanding shares.

(b) Ms. Faulkner has sole voting power with respect to all 4,390,000 shares reported. Ms. Faulkner and Mr. Faulkner have joint dispositive power with respect to these shares.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                        SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date: December 8, 2003                 Lanette B. Faulkner
                                       /s/  Lanette B. Faulkner